COCA-COLA EUROPEAN PARTNERS PLC 2018 ANNUAL GENERAL MEETING

LONDON, 20 April 2018 - Coca-Cola European Partners plc (the "Company") announces that in preparation for its 2018 Annual General Meeting to be held at 11.00am on Thursday, 31 May 2018, at 22 Duchess Mews, London W1G 9DT, the Company has, today, made available to shareholders the following documents:

•	Notice of 2018 Annual General Meeting ("Notice of AGM")

•	2018 Annual General Meeting Form of Proxy ("Form of Proxy")

The Notice of AGM can be found at: ir.ccep.com/financial-reports/proxy-materials. The 2017 Annual Report on Form 20-F (“2017 Annual Report”) was published on 15 March 2018 and can be found at ir.ccep.com/financial-reports/annual-reports.

The 2017 Annual Report, Notice of AGM and Form of Proxy are also being sent to shareholders today. In compliance with Listing Rule 14.3.6R, these documents will shortly be available for inspection on the National Storage Mechanism at: www.morningstar.co.uk/uk/NSM.

CONTACTS:

Company Secretariat Clare Wardle T +44 (0)20 7355 8406	Investor Relations Thor Erickson T +1 678 260 3110	Media Relations Shanna Wendt T +44 (0)7976 595 168

ABOUT CCEP

Coca-Cola European Partners plc is a leading consumer goods company in Western Europe, selling, making and distributing an extensive range of non alcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London and on the Spanish stock exchanges, and trades under the symbol CCE. For more information about CCEP, please visit our website at www.ccep.com and follow CCEP on Twitter at @CocaColaEP.